Westfield


10016005

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: **(310)575-6057**
Facsimile: **(310)478-8776**

July 6, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is Notification of Resolutions regarding shares, Form 2205 (the "Form") relating to Westfield Limited. This Form was submitted to the Australian Securities & Investment Commission on November 12, 2009. This lodged Form is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosures

dw 7/14

Australian Securities &
Investments Commission

Form 2205
Corporations Act 2001

Notification of resolutions regarding shares

Use this form to notify ASIC of resolutions regarding shares

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
WESTFIELD MANAGEMENT LIMITED

ACN/ABN
41 001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
WESTFIELD LIMITED

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358-7166

Postal address
GPO BOX 4004
SYDNEY NSW 2011

Please provide an estimate of the time taken to complete this form.
☐ hrs ☐ mins

1 Subject(s) of the resolution

Tick one or more boxes

A	☐	246F(3) & (4)	Alteration to rights of issues or unissued shares (public companies only)
B	☑	254H(4)	Convert shares into larger or smaller number (consolidation/subdivision). Complete details of consolidation/subdivision at Attachment 1
C	☐	254N(2)	Calls may be limited to when company is externally administered
E	☐	256C	Reduction in share capital
F	☐	260B(7)	Financial assistance by a company for acquiring shares in the company or holding company – approval by the company's own shareholders
G	☐	260B(7)	Financial assistance by a company for acquiring shares in the company or holding company – approval by shareholders of listed holding company
H	☐	260B(7)	Financial assistance by a company for acquiring shares in the company or holding company – approval by shareholders of the ultimate Australian holding company
M	☐		Other

Section number

Brief description

2 Details of the resolution

Date of resolution

Date of resolution

03/11/09
[D D] [M M] [Y Y]

Tick one box

The resolution
☐ set out below
☑ in an annexure marked A (show mark A, B etc)

was passed or agreed to as a special ordinary resolution as required by the Corporations Act 2001.

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form and the attached sections of this form are true and complete.

Name

MAUREEN THERESE MCGRATH

Capacity

☐ Director

☑ Company secretary

Signature

[signature]

Date signed

12/11/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities & Investments Commission

Form 2205
Corporations Act 2001

Notification of resolutions regarding shares Attachment 1

Complete Sections 1, 2 and 4 to consolidate a share class and Sections 1, 3 and 4 to subdivide a share class.

You are only required to show the share classes that are affected by the consolidation/subdivision.The total share capital of the company (ie the sum of all the amounts paid and unpaid) should be the same before and after the consolidation/subdivision.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
WESTFIELD MANAGEMENT LIMITED

ACN/ABN
41 001 670 579

Share class

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Complete Sections 1, 2 and 4 for a share division and Sections 1, 3 and 4 for a share conversion.

1 Share structure before consolidation/subdivision

You are only required to show the share classes that are affected by the consolidation/subdivision. The total of all the amounts paid and unpaid should be the same before and after the consolidation/subdivision.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		1,032,609	$1,032,609	$0.00
Total amount paid and total amount unpaid for ALL share classes affected by the change			$1,032,609	$0.00

2 Share structure after consolidation

You are only required to show the share classes that are affected by the consolidation. The total of all the amounts paid and unpaid should be the same before and after the consolidation.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
Total amount paid and total amount unpaid for ALL share classes affected by the change				

3 Share structure after subdivision

You are only required to show the share classes that are affected by the subdivision. The total of all the amounts paid and unpaid should be the same before and after the subdivision.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		10,000,084	$1,032,609	$0.00
Total amount paid and total amount unpaid for ALL share classes affected by the change			$1,022,609	$ 0.00

Westfield Management Limited
(ABN 41 001 670 579)
(Company)

Minutes of General Meeting

Date: 3 November 2009

Time: 5:00 ~~am~~/pm

Place: Sydney

Chairman: Simon Julian Tuxen

BUSINESS

1 **General**

(a) **Short notice**: The Company Secretary reported that members of the Company had agreed that the meeting was duly convened although less than the requisite period of notice of the meeting had been given.

(b) **Quorum**: The Chairperson declared that a quorum was present.

2 **Special Resolution to Convert 32,609 Ordinary Shares into 9,000,084 Ordinary Shares**

It was resolved that:

(a) 32,609 ordinary shares held by Westfield Holdings Limited be converted into 9,000,084 ordinary shares pursuant to section 254H(1) of the Corporations Act 2001 (Cwlth), such conversion to become effective on the date specified in the written consent of members holding ordinary shares obtained under section 246(2)(d) of the Corporations Act;

(b) any director or company secretary of the Company be authorised to execute and lodge a notice in the prescribed form setting out the particulars of the conversion of the 32,609 ordinary shares into 9,000,084 ordinary shares in accordance with section 254H(4) of the Corporations Act; and

(c) any director or company secretary is severally authorised to execute any documents and perform any other acts on behalf of the Company which are necessary or desirable to give effect to the conversion of the shares and to ensure compliance with the Corporations Act.

The meeting then closed.

Signed as a correct record.



S J Tuxen, Chairman

Date: 03 NOV 2009

This annexure A of 1 page referred to in form 2205



Date: 12 . 11 . 2009

Maureen Therese McGrath

Australian Securities & Investments Commission

FILE COPY

Form 211
Corporations Act 2001
246F

Notification of division or conversion of classes of shares

Use this form to notify ASIC of changes to existing shares to another class or two or more different classes of shares. Do not use this form to notify of conversion of all or any shares into a smaller or larger number- use Form 2205.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
WESTFIELD MANAGEMENT LIMITED

ACN/ABN
41 001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358-7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2011

Share class

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title (in the following tables).

Complete Sections 1, 2 and 4 for a share division and Sections 1, 3 and 4 for a share conversion.

Date of division/conversion

Date of division/conversion
03/11/09
[D D] [M M] [Y Y]

1 Share structure before division/conversion

The total number of shares should be the same before and after division or conversion. e.g.

200 'A' class shares are divided into 100 'B' class and 100 'C' class shares or,
500 'A class' shares become 500 'B class' shares.

and the amounts paid and unpaid after division/conversion must also be the same.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
NRPA	NON-REDEEMABLE PREFERENCE CLASS A	32,609	$ 32,609	$ 0.00
ORD		1,000,000	$1,000,000	$ 0.00
Total amount paid and total amount unpaid for ALL share classes			$1,032,609	$0.00

2 Share structure after division

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
Total amount paid and total amount unpaid for ALL share classes				

3 Share structure after conversion

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		1,032,609	$1,032,609	$ 0.00
Total amount paid and total amount unpaid for ALL share classes			$1,032,609	$ 0.00

4 Continued . . . Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Shareholding details

Share class code	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MAUREEN THERESE MCGRATH

Capacity
☐ Director
☑ Company secretary

Signature

Date signed
1 2 / 1 1 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Westfield

082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

July 6, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is Request For Correction, Form 492 (the "Form") for Westfield Limited. This Form was submitted to the Australian Securities & Investment Commission on June 23, 2010. This lodged Form is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,



Aline Taireh
Assistant Secretary

Enclosures

Australian Securities & Investments Commission

RECEIVED

2010 JUL 14 A 9:27



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD HOLDINGS LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
66 001 671 496

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
484

Form title
Change to company details

Document number (Number allocated by ASIC)
1F0135807

Date of lodgement
11/03/08
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a date of change. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... Details of correction

The amount paid per share was incorrectly stated as $5.90 for class code ORD in section C2 (page 3).

The amount paid per share should read $1.41 per share.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

24/06/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD HOLDINGS LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
66 001 671 496

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
484O

Form title
Change to company details change to share structure

Document number (Number allocated by ASIC)
1F0247355

Date of lodgement
28/05/09
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... Details of correction

The total amount paid on these shares should read $1,532,489,307 in section C3.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

24/06/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
WESTFIELD HOLDINGS LIMITED

ACN/ABN *
001 671 496

Corporate key *
12906396

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7166

Postal or DX address
GPO BOX 4004
SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MAUREEN THERESE MCGRATH

Capacity *
☐ Director
☑ Company secretary

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Signature


Date signed
(current date/time) 24-6-10 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	✔ Preferred	Not required

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days after the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days after the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	31321937	0.56	nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

31/08/2009 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		2307773663	17540285	0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

31/08/2009 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

Australian Securities &
Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD HOLDINGS LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
66 001 671 496

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
484

Form title
Change to company details

Document number (Number allocated by ASIC)
7E2609485

Date of lodgement
17/12/09
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total number of shares issued in section C3 should read 2,307,773,663.

The total amount paid on these shares should read $1,550,029,591 in section C3.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

24/06/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au



082-35029



11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

July 6, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is Request For Correction, Form 492 (the "Form") for Westfield Limited. This Form was submitted to the Australian Securities & Investment Commission on June 18, 2010. This lodged Form is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosures



Australian Securities & Investments Commission



RECEIVED

2010 JUL 14 A 9:25

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.
If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
316

Form title
Annual Return of a company

Document number (Number allocated by ASIC)
0E2469632

Date of lodgement
17/11/98
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total amount paid in item 7 should be $9,000,084.00 for class code NRP.

The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

1 8 / 0 6 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
316

Form title
Annual Return of a company

Document number (Number allocated by ASIC)
0E3659215

Date of lodgement
04/11/99
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total amount paid in item 7 should be $9,000,084.00 for class code NRP.
The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

1 8 / 0 6 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities & Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
316

Form title
Annual Return of a company

Document number (Number allocated by ASIC)
0E5186821

Date of lodgement
08/12/00
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total amount paid in item 7 should be $9,000,084.00 for class code NRP.

The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

1 8 / 0 6 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities & Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
316

Form title
Annual Return of a company

Document number (Number allocated by ASIC)
0E6598756

Date of lodgement
1 2 / 1 2 / 0 1
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total amount paid in item 7 should be $9,000,084.00 for class code NRP.

The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

18/06/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities & Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
316

Form title
Annual Return of a company

Document number (Number allocated by ASIC)
0E7878178

Date of lodgement
04/11/02
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total amount paid in item 7 should be $9,000,084.00 for class code NRP.

The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

18/06/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
2205B

Form title
Notification of resolution regarding shares

Document number (Number allocated by ASIC)
026071314

Date of lodgement
12/11/09
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... **Details of correction**

The total amount paid in item 1 should be $10,000,084.00 for class code ORD. The total amount paid for ALL share share classes should be $10,000,084.

The total amount paid in item 3 should be $10,000,084.00 for share class code ORD and amount paid for ALL share classes.

The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- ☐ Director
- ☑ Company secretary
- ☐ Local agent (foreign companies only)
- ☐ The external administrator
- ☐ The chargee
- ☐ A service provider/agent to the chargee
- ☐ The chargor
- ☐ A service provider/agent to the chargor
- ☐ Other, please specify

Signature



Date signed

1 8 / 0 6 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission



Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name
WESTFIELD MANAGEMENT LIMITED

ACN/ARBN/ARSN/ABN (if applicable)
001 670 579

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
WESTFIELD LIMITED

Contact name/position description
EVA LIU

ASIC registered agent number (if applicable)
16234

Telephone number
(02) 9358 7166

Postal address or DX address
GPO BOX 4004
SYDNEY NSW 2001

1 Details of original documents

Form number
211

Form title
Notification of conversion of classes of shares

Document number (Number allocated by ASIC)
026071314

Date of lodgement
12/11/09
[D D] [M M] [Y Y]

2 Details of correction

Supporting documentation is required for a correction to a **date of change**. Documentation is defined as a copy of any company record (minutes, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.

The copy of the information being provided as evidence to support the correction to a date of change must be duly authorised by a current director or secretary of the company (signed, dated, signatory capacity).

The Form 492 cannot be used to notify of events that:

- were omitted from a previously lodged document e.g. appointment of an officeholder, change of address or transfer of shares—in that case a new document advising the change must be lodged
- did not happen but were previously notified, such as change of address—in that case the previous document should be withdrawn.

Charges form
See the guide for a list of corrections that can and can't be made by lodging a Form 492.

2 Continued... Details of correction

The total amount paid in item 1 should be $9,000,084.00 for class code NRP. The total amount paid for ALL share share classes should be $10,000,084.

The total amount paid in item 3 should be $10,000,084.00 for share class code ORD and amount paid for ALL share classes.

The total amount paid did not reflect the change in law in 1998 (s1446 Corporations Law) to include share premium in share capital.

Signature

This form must be signed by a current director or secretary of the company, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

- [ ] Director
- [x] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature



Date signed

1 8 / 0 6 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au